BOKONI PLATINUM MINE OPERATIONS INTERRUPTED
Community protest action prevents employees from reporting to work

12 May 2015, Johannesburg. Atlatsa Resources Corporation (“Atlatsa”) (TSX, NYSE MKT and JSE: ATL) confirms that operations at the Bokoni Platinum Mine (“Bokoni”) have been interrupted by the recent unrest that erupted in the Bokoni area.

The unrest began yesterday, Monday 11 May 2015, when some members of the community surrounding Bokoni blocked the main road leading to Bokoni with burning tyres and rocks. Employees were prevented from reporting for work as a result of the blockade and intimidation. Bokoni also confirms that there was damage to the timber storage yard and to the network and telephone infrastructure. Bokoni management is working closely with the South African Police Services to ensure safety and security in the region.

No formal demands have been presented to mine management; however there was previously an approach to the mine by the Atok Interim Community Structure to engage with Bokoni on Small Medium and Micro Enterprises matters. Atlatsa proactively engages with business leaders through the Atok Community Engagement Forum (“ACEF”) which is an independent body elected democratically by community members represented under the three recognised tribal authorities. The current term of members of ACEF ends in May 2015 and Bokoni management has engaged the regional Municipality to facilitate the leadership re-election process.

Atlatsa’s main priority is the safety of our employees at Bokoni and community members as well as the safeguarding of Bokoni property. Atlatsa will provide further update in due course.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Standard Bank of South Africa Limited
Prudence Lebina, Head of Investor Relations	Charmane Russell /	Natalie Di-Sante
Office: +27 11 779 6800	Pam McLeod	Office: +27 11 721 6125
Mobile: +27 82 933 3390	Office: +27 11 880 3924	Email: Natalie.di-sante@standbank.co.za